UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Parsley Energy, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

701877 102

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701877 102

1	Name of Reporting Person: Bryan Sheffield
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,451,744(1)(2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,451,744(1)(2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,451,744(1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 11.3%(3)
12	Type of Reporting Person IN

(1)	Consists of (i) 11,221,724 shares of Class A common stock held of record by Mr. Sheffield, (ii) 1,711,269 shares of Class A common stock held of record by Sheffield Energy Management, LLC, (iii) 20,716,573 shares of Class B common stock held of record by Mr. Sheffield, and (iv) 1,802,178 shares of Class B common stock held of record by Sheffield Energy Management, LLC.
(2)	Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.
(3)	Based on 314,388,261 aggregate shares of common stock issued and outstanding, on a fully diluted basis, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

Item 1(a).	Name of issuer:

Parsley Energy, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

303 Colorado Street, Suite 3000

Austin, Texas 78701

Item 2(a).	Names of persons filing:

This Schedule 13G/A is being filed by the following person (the “Reporting Person”):

Bryan Sheffield

Item 2(b).	Address or principal business office or, if none, residence:

The address of the principal business office of Bryan Sheffield is:

c/o Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, TX 78701

Item 2(c).	Citizenship:

Bryan Sheffield: United States of America

Item 2(d).	Title of class of securities:

Class A Common stock, par value $0.01 per share.

Item 2(e).	CUSIP number:

701877 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

a.	Amount beneficially owned: 35,451,744 (1)

b.	Percent of class: 11.3%(2)

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 35,451,744 (1)

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 35,451,744 (1)

iv.	Shared power to dispose or to direct the disposition of: 0

(1)	Mr. Sheffield is the beneficial owner of 35,451,744 shares in the Issuer.

Mr. Sheffield holds a direct interest in 11,221,724 shares of Class A common stock. Mr. Sheffield also holds an indirect interest in 1,711,269 shares of Class A common stock through Sheffield Energy Management, LLC. Mr. Sheffield has voting and dispositive power over these shares of Class A common stock.

Mr. Sheffield holds a direct interest in 20,716,573 shares of Class B common stock. Mr. Sheffield also holds an indirect interest in 1,802,178 shares of Class B common stock through Sheffield Energy Management, LLC. Mr. Sheffield has voting and dispositive power over these shares of Class B common stock. Shares of the Issuer’s Class B common stock are exchangeable for shares of Class A common stock on a one-for-one basis.

(2)	Based on 314,388,261 aggregate shares of common stock issued and outstanding, on a fully diluted basis, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2018	By:	/s/ Bryan Sheffield
	Name:	Bryan Sheffield

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